Free Writing Prospectus	Filed Pursuant to Rule 433
Dated April 8, 2015	Registration Statement No. 333- 196060

New Residential Investment Corp.

Common Stock

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement dated April 7, 2015 relating to this offering (the “Preliminary Prospectus Supplement”), filed pursuant to Rule 424 relating to these securities. The following information supplements and updates the information contained in the Preliminary Prospectus Supplement.

Increase in Offering Size	The size of the offering has been upsized from 40,000,000 shares to 50,000,000 shares. New Residential Investment Corp. (the “Company”) is selling 21,713,020 shares and the selling stockholder, Home Loan Servicing Solutions, Ltd. (“HLSS”) is selling 28,286,980 shares. In connection with the offering, the underwriters will have an option for 30 days to purchase up to an additional 7,500,000 shares of common stock from the Company.

Unaudited Pro Forma Combined Financial Information	In the unaudited pro forma combined statement of income (page S-36 of the Preliminary Prospectus Supplement), the Company has recharacterized a portion of the income from servicer advances acquired from HLSS from change in fair value to interest income. The recharacterization has no impact on the Company’s audited historical financial information.

The recharacterization resulted in an increase in pro forma interest income from $524.2 million to $695.1 million and a corresponding decrease in pro forma change in fair value of investments in servicer advances from $290.1 million to $119.2 million, which further resulted in an increase in pro forma incentive compensation to affiliate from $34.5 million to $78.3 million, a decrease in pro forma net income (loss) attributable to common stockholders from $546.8 million to $503.0 million, a decrease in pro forma net income per share of common stock-basic from $3.32 to $3.05 and a decrease in pro forma net income per share of common stock-diluted from $3.26 to $3.00.

Underwriters	Citigroup Global Markets Inc.

Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

To review a filed copy of the current preliminary prospectus supplement, go to the following link:

http://www.sec.gov/Archives/edgar/data/1556593/000119312515120679/d902665d424b5.htm

New Residential Investment Corp. has filed a registration statement (including a prospectus ) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the prospectus for this offering may be obtained by contacting Citigroup, Attention: c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, New York, 11717, or by phone at (800) 831-9146; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY, 11717, Telephone: (888) 603-5847, Email: barclaysprospectus@broadridge.com; BofA Merrill Lynch, Attention: Prospectus Department, 222 Broadway, New York, NY 10038, Email: dg.prospectus_requests@baml.com; or Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York 10010, Telephone: (800) 221-1037, Email: newyork.prospectus@credit-suisse.com.